UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

February 26, 2016

Delhaize Group 2015 fourth quarter and full year results release date

Delhaize Group will announce its 2015 fourth quarter and full year results (ended December 31, 2015) on Thursday March 3, 2016 at 7:00 a.m. CET. The press release will be available on Delhaize Group’s website (www.delhaizegroup.com) immediately after its publication.

Frans Muller, CEO, and Pierre Bouchut, CFO, will discuss the 2015 fourth quarter and full year results during an investor conference call that will start at 11:00 a.m. CET on March 3, 2016. To participate in the conference call, please call +44 (0)20 3427 1912 (U.K.), +1 646 254 3388 (U.S.) or +32 2 620 0138 (Belgium), with “Delhaize” as password.

The conference call will also be broadcast live over the internet on March 3, 2016 at 11:00 a.m. CET at www.delhaizegroup.com. An audio replay of this webcast will be available at the same website starting at 02:00 p.m. CET on March 3, 2016.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in seven countries on three continents. At the end of 2015, Delhaize Group’s sales network consisted of 3 512 stores. In 2015, Delhaize Group posted €24.4 billion ($27.1 billion) in revenues. In 2014, Delhaize Group posted €89 million ($118 million) in net profit (Group share). At the end of 2014, Delhaize Group employed approximately 150 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

Delhaize Group – 2015 fourth quarter and full year results release date announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: March 1, 2016	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President